Exhibit 4.9

AMENDMENT NO. 2 TO

2021 CONVERTIBLE PROMISSORY NOTES

AMENDMENT NO. 2 (this “Amendment”) December 15, 2022 to each of those certain Convertible Promissory Notes (collectively, the “Notes”) issued on June 30, 2021 pursuant to certain Note Purchase Agreements dated on or about June 30, 2021 (the “Note Purchase Agreements”), by and among Bubblr, Inc. (the “Company”) and Investors representing a Majority in Interest (the “Majority Investors”) and listed on the signature pages hereto dated as December 15, 2022. Capitalized terms not defined herein have the meanings set forth in the Note Purchase Agreements or the Notes, as applicable.

RECITALS

A. The Company previously sold and issued the Notes to the Investors pursuant to Note Purchase Agreements with a Maturity Date of eighteen months from the date of issuance.

B. The Company and the Majority Investors wish to amend the Notes to allow adjustments to the Conversion Price in the event of any corporate action to reverse or forward split the Company’s outstanding common stock, or like transactions.

C. Section 9 of the Notes provides that any provision of the Notes may be amended, waived or modified upon the written consent of the Company and holders of a Majority in Interest, and such amendment or waiver effected in accordance thereby shall be binding upon all parties including all Investors that purchased the Notes and their permitted transferees.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Investors representing the Required Investors agree as follows:

1. Amendment of Section 6 of the Notes. Section 6 of each of the Notes is hereby amended and restated in its entirety as follows:

“6. Voluntary Conversion. Investor may, at his/her/its sole option, at any time after nine (9) months, convert all or any portion of the accrued interest and unpaid principal balance of this Note into fully paid and non-assessable shares of common stock, par value $0.01 per share, of the Company at the conversion price of $0.50 per share (the “Conversion Price”). A notice of Conversion is included as Exhibit “A.” If the Company shall at any time or from time to time after issuance of this Note, effect a stock split of the outstanding common stock, the applicable Conversion Price in effect immediately prior to the stock split shall be proportionately decreased. If the Company shall at any time or from time to time after the issuance of this Note, combine the outstanding shares of common stock, the applicable Conversion Price in effect immediately prior to the combination shall be proportionately increased. Any adjustments under this Section 6 shall be effective at the close of business on the date the stock split or combination occurs.”

2. Amendment of Exhibit A. Exhibit A to the Notes is hereby replaced in its entirety by a new Exhibit A attached hereto.

3. No Amendment of Other Provisions. Except for the amendments effected by this Amendment, all other provisions of the Notes shall remain in full force and effect.

4. Governing Law. This Amendment shall be governed by and construed in accordance with the law of the State of Wyoming.

5. Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first above written.

COMPANY:

Bubblr, Inc.

Signature:	/s/ Rik Willard
Print Name:	Rik Willard
Title:	Chief Executive Officer

INVESTOR:

Signature:
Print Name:
Title: